July 1, 2008

VIA EDGAR AND FACSIMILE

Mr. William Thompson
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	PacifiCorp
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 1-5152

Dear Mr. Thompson:

This correspondence is being filed in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) by letter dated June 26, 2008 (“Comments”) with respect to PacifiCorp’s Form 10-K for the fiscal year ended December 31, 2007 (“Form 10-K”). The numbering below corresponds to the numbering of the Comments, which have been incorporated into this response letter in italics.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 9A(T). Controls and Procedures, page 105

1.
We refer you to comment seven in our letter dated August 8, 2005. You state that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective in timely alerting them to material information required to be included in your periodic SEC filings. Please tell us and revise future filings to disclose, if true, that your chief executive officer and chief financial officer concluded your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply state that your disclosure controls and procedures were effective. Refer to Exchange Act Rule 13a-15(e). Please also similarly revise your disclosure in future filings on Form 10-Q.

Mr. William Thompson
U.S. Securities and Exchange Commission
July 1, 2008

Response: In response to the Staff’s comment, PacifiCorp confirms to the Commission that its chief executive officer and chief financial officer concluded that PacifiCorp’s disclosure controls and procedures were effective to ensure that information required to be disclosed by PacifiCorp in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to management, including PacifiCorp’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Additionally, PacifiCorp will replace in future filings on Form 10-K and Form 10-Q the second sentence of the disclosure included in the Disclosure Controls and Procedures section of Item 9A(T) of PacifiCorp’s Form 10-K for the year ended December 31, 2007, with the following:

“Based upon that evaluation, PacifiCorp’s management, including the Chief Executive Officer (principal executive officer) and the Chief Financial Officer (principal financial officer), concluded that PacifiCorp’s disclosure controls and procedures were effective to ensure that information required to be disclosed by PacifiCorp in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to management, including PacifiCorp’s Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

PacifiCorp acknowledges that: (1) PacifiCorp is responsible for the adequacy and accuracy of the disclosure in the filing, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) PacifiCorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information to facilitate your review. Please direct any further questions or comments concerning this response letter to me at 503.813.5608.

Sincerely,

/s/ Douglas K. Stuver
Douglas K. Stuver
Senior Vice President and Chief Financial Officer